UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 25, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH AN OFFER WOULD BE CONSIDERED UNLAWFUL

25 July 2022

Barclays PLC

("BPLC")

Barclays Bank PLC ("BBPLC") to Commence Rescission Offer

Further to its announcements on 28 March 2022 and 23 May 2022, BPLC announces that its wholly owned subsidiary, BBPLC, expects to commence a rescission offer on 1 August 2022 to eligible purchasers of c.U.S.$17.6 billion of relevant securities issued in excess of amounts registered by BBPLC under its U.S. shelf registration statements. Such securities consist of c.U.S.$14.8 billion of structured notes and c.U.S.$2.8 billion of exchange-traded notes. The rescission offer will expire after 30 U.S. business days on 12 September 2022.

Further details can be found in the announcement issued by BBPLC at:

http://www.rns-pdf.londonstockexchange.com/rns/6002T_1-2022-7-25.pdf.

- ENDS -

For further information, please contact:

Investor Relations                                                           Media Relations

Chris Manners                                                                   Jon Tracey

+44 (0) 20 7773 2136                                                       +44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Barclays Group. For further information about Barclays, please visit our website home.barclays.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, with respect to BPLC. BPLC cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. These statements are based on the current beliefs and expectations of BPLC's management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact BPLC's future financial condition and performance are identified in BPLC's filings with the U.S. Securities and Exchange Commission (the "SEC") (including, without limitation, BPLC's Annual Report on Form 20-F for the financial year ended 31 December 2021, as amended, which is available on the SEC's website at www.sec.gov).

Subject to BPLC's obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the U.S.), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.